UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Landmark Infrastructure Partners LP

(Name of Issuer)

     Common Units Representing Limited Partner Interests

(Title of Class of Securities)

51508J108

(CUSIP Number)

November 19, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 51508J108

1.	Names of Reporting Persons. KA-Landmark Investments, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,041,085
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 1,041,085
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%*
12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

*	Calculation of percentage based upon a total of 11,820,144 common units of Landmark Infrastructure Partners LP (the “issuer”) outstanding as of November 19, 2015, immediately following the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015. The issuer reported 9,706,567 common units outstanding as of October 30, 2015 in its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015. The issuer also reported an additional 2,113,577 common units that were issued in connection with the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015.

SCHEDULE 13G

CUSIP No. 51508J108

1.	Names of Reporting Persons. Andrew J. Priest
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,041,085 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,041,085 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%*
12.	Type of Reporting Person (See Instructions) IN

(1)	Andrew J. Priest is a manager of KA-Landmark Investments, LLC and may be deemed to share voting and dispositive power over the securities held by KA-Landmark Investments, LLC; thus, he may also be deemed to be the beneficial owner of these securities.
*	Calculation of percentage based upon a total of 11,820,144 common units of the issuer outstanding as of November 19, 2015, immediately following the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015. The issuer reported 9,706,567 common units outstanding as of October 30, 2015 in its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015. The issuer also reported an additional 2,113,577 common units that were issued in connection with the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015.

SCHEDULE 13G

CUSIP No. 51508J108

1.	Names of Reporting Persons. Thomas Keller Towns
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S. Citizen
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,041,085 (1)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,041,085 (1)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,085
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 8.8%*
12.	Type of Reporting Person (See Instructions) IN

(1)	Thomas Keller Towns is a manager of KA-Landmark Investments, LLC and may be deemed to share voting and dispositive power over the securities held by KA-Landmark Investments, LLC; thus, he may also be deemed to be the beneficial owner of these securities.
*	Calculation of percentage based upon a total of 11,820,144 common units of the issuer outstanding as of November 19, 2015, immediately following the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015. The issuer reported 9,706,567 common units outstanding as of October 30, 2015 in its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015. The issuer also reported an additional 2,113,577 common units that were issued in connection with the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015.

Item 1.

(a)	Name of Issuer:

Landmark Infrastructure Partners LP

(b)	Address of Issuer’s Principal Executive Offices:

2141 Rosecrans Avenue, Suite 2100

El Segundo, CA 90245

Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being jointly filed by KA-Landmark Investments, LLC, a Texas limited liability company (“KA-Landmark”), Andrew J. Priest (“Mr. Priest”) and Thomas Keller Towns (“Mr. Towns” and, together with KA-Landmark and Mr. Priest, the “Reporting Persons”) with respect to common units of the above-named issuer owned by KA-Landmark.

Mr. Priest and Mr. Towns are managers of KA-Landmark and may be deemed to share voting and dispositive power over the securities held by KA-Landmark; thus, Mr. Priest and Mr. Towns may also be deemed to be the beneficial owners of these securities.

(b)	Address of Principal Business Office or, if none, Residence:

For each of the Reporting Persons: 675 Bering, Suite 580, Houston, TX 77057.

(c)	Citizenship:

KA-Landmark Investments, LLC	Texas limited liability company
Andrew J. Priest	U.S. Citizen
Thomas Keller Towns	U.S. Citizen

(d)	Title of Class of Securities:

Common units representing limited partnership interests.

(e)	CUSIP Number: 51508J108

Item 3.	If This Statement Is Filed Pursuant to Rules 13d-1(b), or 13d-2(b), Check Whether the Person Filing Is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	KA-Landmark Investments, LLC		Andrew J. Priest		Thomas Keller Towns
(a) Amount Beneficially Owned:	1,041,085		1,041,085		1,041,085
(b) Percent of Class:	8.8	%*	8.8	%*	8.8	%*
(c) Number of shares as to which person has:
(i) sole power to vote or to direct the vote:	1,041,085		0		0
(ii) shared power to vote or to direct the vote:	0		1,041,085		1,041,085
(iii) sole power to dispose or to direct the disposition of:	1,041,085		0		0
(iv) shared power to dispose or to direct the disposition of:	0		1,041,085		1,041,085

*	Calculation of percentage based upon a total of 11,820,144 common units of the issuer outstanding as of November 19, 2015, immediately following the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015. The issuer reported 9,706,567 common units outstanding as of October 30, 2015 in its Form 10-Q filed with the Securities and Exchange Commission on November 5, 2015. The issuer also reported an additional 2,113,577 common units that were issued in connection with the transactions described in the Form 8-K filed by the issuer with the Securities and Exchange Commission on November 23, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Rule 14a-11 under the Act.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 30, 2015

KA-Landmark Investments, LLC

By:	/s/ Thomas Keller Towns
Name:	Thomas Keller Towns
Title:	Manager

Andrew J. Priest

/s/ Andrew J. Priest

Thomas Keller Towns

/s/ Thomas Keller Towns

EXHIBIT INDEX

Exhibit Number	Description

99.1	Joint Filing Agreement dated November 30, 2015